PROSPECTUS FILED PURSUANT TO GENERAL INSTRUCTION II.L. OF FORM F-10; FILE NO. 333-122965

PROSPECTUS
-------------------------------------------------------------------------------
4,000,000 Shares

[Neurochem Logo]

Neurochem Inc.
Common Shares
-------------------------------------------------------------------------------

We are offering all of the 4,000,000 common shares offered by this prospectus.

Our common shares are listed on the Toronto Stock Exchange under the trading symbol "NRM," and are quoted on the Nasdaq National Market under the symbol "NRMX." On March 3, 2005, the last reported sale price of our common shares on the Nasdaq National Market was US$15.34 per share, and the closing price of our common shares on the TSX was CDN$19.10 per share or US$15.33.

Power Technology Investment Corporation ("PTIC"), a subsidiary of Power Corporation of Canada, and the FMRC Family Trust ("FMRC") of which Dr. Francesco Bellini, our Chairman, President and Chief Executive Officer, is a beneficiary, each a 50% shareholder of Picchio Pharma Inc. (the parent company of P.P. Luxco Holdings s.a.r.l., one of our principal shareholders), have each confirmed an intention to purchase 250,000 of the common shares offered hereby.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. BEFORE BUYING ANY SHARES, YOU SHOULD CAREFULLY READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON SHARES UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OF THE UNITED STATES. THE NOTES TO OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 SET FORTH THE PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP AS THEY RELATE TO OUR BUSINESS.

OWNING THE COMMON SHARES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR OWN PARTICULAR CIRCUMSTANCES.

THE ABILITY OF UNITED STATES INVESTORS TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS ARE CANADIAN RESIDENTS, SOME OF THE UNDERWRITERS AND THE EXPERT NAMED IN THE REGISTRATION STATEMENT ARE CANADIAN RESIDENTS AND MOST OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

                                                     PER SHARE         TOTAL
                                                  ------------     -------------
Public offering price                             US$15.300        US$61,200,000
                                                  ------------     -------------
Underwriting fees and commissions(1)              US$ 0.918        US$ 3,213,000
                                                  ------------     -------------
Underwriting fees and commissions(2)              US$ 0.459        US$   229,500
                                                  ------------     -------------
Proceeds, before expenses, to us                  US$14.439        US$57,757,500
                                                  ------------     -------------

(1) Underwriting fees and commissions relating to the sale of 3,500,000 of our common shares to the public.

(2) Underwriting fees and commissions relating to the sale of 250,000 of our common shares to each of PTIC and FMRC.

The underwriters may also purchase from us up to an additional 600,000 of our common shares at the public offering price less the underwriting fees and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the common shares as described in "Underwriting." Delivery of the shares will be made on or about March 9, 2005.

                            Sole Book-Running Manager
                               UBS INVESTMENT BANK
CIBC WORLD MARKETS
            PIPER JAFFRAY
                   DESJARDINS SECURITIES INTERNATIONAL INC.
                                         WELLS FARGO SECURITIES
                                                 BMO NESBITT BURNS INC.
                                                          FORTIS SECURITIES LLC

                  The date of this prospectus is March 4, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. Neither Neurochem nor the Underwriters have authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Neurochem is offering to sell Common Shares and seeking offers to buy Common Shares only in the jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in this prospectus is accurate only as at the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares.

Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. Neither Neurochem nor the Underwriters has independently verified this information, and neither Neurochem nor the Underwriters make any representation as to the accuracy of the information.

TABLE OF CONTENTS

Prospectus summary..................................         1
Risk factors........................................         5
Forward-looking statements.........................         16
Exchange rate information..........................         16
Use of proceeds....................................         17
Capitalization.....................................         18
Price range and trading volumes of our Common Shares        19
Dividend policy....................................         19
Our business.......................................         20
Description of share capital.......................         26
Certain income tax considerations..................         27
Underwriting.......................................         32
Corporate information and registered office........         36
Documents incorporated by reference................         37
Documents filed as part of the registration statement       38
Where you can find more information................         38
Enforcement of civil liabilities...................         38
Transfer agent and registrar.......................         38
Legal matters.......................................        39
Legal proceedings...................................        39
Eligibility for investment..........................        39
Independent chartered accountants...................        39
Purchasers' statutory rights........................        40

Prospectus summary

The following is a summary only and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. As used in this prospectus, unless the context otherwise requires or indicates, the terms "we", "us", "our", "Neurochem" or the "Company" mean or refer to Neurochem and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this prospectus). The holdings of Common Shares or actions in respect of our securities by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this prospectus as being holdings and actions of Picchio Pharma.

In this prospectus, unless otherwise indicated, all dollar amounts and references to "$" are to Canadian dollars, and "US$" refers to United States dollars. Unless otherwise indicated, the information contained in this prospectus does not give effect to the exercise of the Over-Allotment Option.

OUR BUSINESS

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for a variety of neurological disorders.

We currently have one program which has completed a Phase II/III clinical trial, one program in a Phase III clinical trial and another program which has completed a Phase IIa clinical trial, each targeting disorders for which there are currently no known cures and limited therapies. Because our drugs target what are known or believed to be the underlying causes of disorders and potentially inhibit their progression, they are known as "disease modifiers".

Our investigational product candidates consist of a new class of small molecules that mimic a type of naturally occurring component of proteoglycans known as glycosaminoglycans ("GAGs"). We call these molecules "GAG mimetics". By interacting with the amyloid protein, our molecules mimic GAGs and inhibit both the formation of fibrils and the resulting toxic effects. 1,3-propanedisulfonate (Fibrillex(TM)) and 3-amino-1-propanesulfonic acid (Alzhemed(TM) and Cerebril(TM)), our most advanced product candidates, are based on our GAG mimetics technology.

PRODUCT PIPELINE

The following table illustrates the stage of development and the estimated date of filing with the US Food and Drug Administration (FDA) of a New Drug Application (NDA) and the filing of the European Medicines Evaluation Agency
(EMEA) equivalent:

                                                                                                         ESTIMATED
                                                                                      ESTIMATED US     EUROPEAN EMEA
PRODUCT CANDIDATE     TARGET DISORDER               STAGE OF DEVELOPMENT               NDA FILING*        FILING*
-----------------  -------------------    ---------------------------------------     ------------     -------------
Fibrillex(TM)      AA Amyloidosis         Phase II/III clinical trial completed,       Q2 2005(1)         Q1 2006
                                          results expected Q2 2005

Alzhemed(TM)       Alzheimer's Disease    North American Phase III clinical trial         2007(2)          2007(2)
                                          on-going
                                          European Phase III clinical trial               2008(2)          2008(2)
                                          expected to commence in the second half
                                          of 2005

Cerebril(TM)       Hemorrhagic Stroke     Phase IIa clinical trial completed                 (3)              (3)
                   due to CAA

* The actual date of filing, if any, can vary widely depending on a variety of factors. See "Risk Factors".

(1) Rolling NDA and filing of pre-clinical data to be initiated in Q2 2005. We estimate that we will complete our submission in Q3 2005.

(2) 2007 filing for Alzhemed(TM) is based on a single Phase III North American clinical trial satisfying regulatory (FDA and/or EMEA) requirements. If the European Phase III clinical trial is also required by the FDA, NDA filing expected in 2008.

(3) Program currently being designed: scope and length, as well as results will influence timing.

The Offering

Common Shares we are
Offering............................    This Offering is an offering of Neurochem's Common Shares in the United
                                        States and in Canada. We are offering 4,000,000 Common Shares.

Common Shares
Outstanding after the
Offering............................    34,412,136 Common Shares

Use of Proceeds.....................    We currently intend to use the net proceeds of the Offering to fund clinical trials for our product candidates, primarily Alzhemed(TM); for other research and development programs; and the balance for marketing of
                                        Fibrillex(TM), working capital and general corporate purposes.

                                        See "Use of proceeds".

TSX Symbol..........................    NRM

NASDAQ Symbol.......................    NRMX

Risk factors........................    An investment in the Common Shares offered hereby involves significant risks which should be carefully considered by prospective investors. See
                                        "Risk factors".

The number of Common Shares referred to above that will be outstanding immediately after the completion of the Offering is based on the number of Common Shares outstanding as of March 3, 2005, and excludes:

+ up to 600,000 Common Shares that may be issued upon the exercise of the Over-Allotment Option as described under "Underwriting";

+ 4,000,000 Common Shares issuable upon the exercise of warrants (the "Warrants") outstanding at a weighted average exercise price of $4.53 per Common Share. All of the Warrants are held by Picchio Pharma. Warrants to purchase 2.8 million Common Shares are exercisable at a price of $3.13 per share and expire on July 25, 2005, and Warrants to purchase 1.2 million Common Shares are exercisable at a price of $7.81 per share and expire on February 17, 2006. On February 14, 2005, Picchio Pharma confirmed its commitment to exercise the 2.8 million Warrants expiring on July 25, 2005, but did not specify the date of the anticipated exercise. The information presented in this prospectus does not give effect to the exercise of the Warrants by Picchio Pharma. See "Description of share capital";

+ up to 4,438,767 additional Common Shares reserved for issuance under our Stock Option Plan, of which 2,497,067 stock options are issued and outstanding at a weighted average exercise price of $15.82 per share; and

+ up to 220,000 Common Shares issuable to our Chairman, President and Chief Executive Officer, of which 160,000 are subject to the achievement of specified performance targets, pursuant to an agreement dated December 1, 2004. See "Our Business - Recent Developments - Agreements with our Chairman, President and Chief Executive Officer".

Selected consolidated financial data

Set forth below is our selected consolidated financial data as of the dates and for the periods indicated. Such selected consolidated financial data is derived from and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2004, the six-month period ended December 31, 2003, and the year ended June 30, 2003, which have been audited by KMPG LLP, and the related notes, as well as "Management's discussion and analysis of financial condition and results of operations" incorporated by reference in this prospectus. For your convenience, we have converted certain Canadian dollar amounts for the year ended December 31, 2004, into US dollars at the rate of US$0.8308 per $1.00 (the noon exchange rate quoted by the Bank of Canada on December 31, 2004). You should not view such translations as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated or at any other rate.

We prepare our consolidated financial statements in accordance with Canadian GAAP. See Note 20 to our audited consolidated financial statements incorporated by reference for a description of the principal differences between Canadian GAAP and US GAAP as they relate to our business.

                                                                                       SIX-MONTH
                                                      YEAR ENDED                        PERIOD
                                                      DECEMBER 31,     YEAR ENDED        ENDED          YEAR ENDED
                                                         2004         DECEMBER 31,    DECEMBER 31,       JUNE 30,
STATEMENT OF OPERATIONS DATA:                             US$             2004           2003(1)           2003
------------------------------------------------      ------------    ------------    ------------      ----------
                                                      (In thousands of dollars, except per share and share amounts)
Revenues:
  Research contracts............................      $         -     $          -    $          -      $        -
  Collaboration agreement.......................              110              132               -               -
                                                      -----------     ------------    ------------      -----------
                                                              110              132               -               -
Expenses:
  Research and development......................           25,881           31,152           8,661           18,782
  Research tax credits..........................           (1,216)          (1,463)           (914)          (1,410)
  Research grants and other.....................             (279)            (336)           (208)          (1,895)
                                                      -----------     ------------    ------------      -----------
                                                           24,386           29,353           7,539           15,477
  General and administrative....................           14,915           17,953           7,454            7,184
  Stock-based compensation......................            3,355            4,038               -                -
  Special charges...............................            1,393            1,676               -                -
  Depreciation of property and equipment........            1,496            1,801             557            1,019
  Amortization of patent costs..................              204              245              89              178
  Interest and bank charges.....................              230              277              46              144
                                                      -----------     ------------    ------------      -----------
                                                           45,979           55,343          15,685           24,002
                                                      -----------     ------------    ------------      -----------
Net loss before undernoted items................          (45,869)         (55,211)        (15,685)         (24,002)
Investment and other income:
  Interest income...............................              856            1,030             520              800
  Foreign exchange..............................            1,078            1,298          (1,747)             100
  Gain on disposal of intellectual property.....                -                -               -            3,484
  Other income..................................              402              484             139                -
                                                      -----------     ------------    ------------      -----------
Net loss........................................      $   (43,533)    $    (52,399)   $    (16,773)     $   (19,618)
                                                      ===========     ============    ============      ===========
Net loss per share
  Basic and diluted.............................      $     (1.44)    $      (1.74)   $      (0.63)     $     (0.90)
Basic weighted average number of Common Shares
outstanding.....................................       30,156,194       30,156,194      26,813,836       21,770,541

-----------------------------
(1) We changed our fiscal year end from June 30 to December 31, effective December 31, 2003.

                                                                                  AS AT DECEMBER 31, 2004
                                                                   --------------------------------------------------
                                                                                 AS
                                                                    ACTUAL    ADJUSTED(1)                  AS
BALANCE SHEET DATA:                                                  US$         US$        ACTUAL    ADJUSTED(1),(2)
-------------------------------------------------------------      --------   -----------  -------    ---------------
                                                                             (In thousands of dollars)
Cash, cash equivalents and marketable securities.............      $ 24,237     $ 81,077   $ 29,173     $ 100,011
Working capital..............................................        27,564       84,404     33,177       104,015
Total assets.................................................        63,515      120,355     76,448       147,286
Long-term debt and obligations under capital leases..........         8,767        8,767     10,552        10,552
Total liabilities............................................        29,706       29,706     35,754        35,754
Total shareholders' equity...................................        33,809       90,649     40,694       111,532

(1) As adjusted to give effect to the sale of 4,000,000 Common Shares pursuant to the Offering, and our receipt of estimated net proceeds of US$56.84 million. See "Use of proceeds".

(2) For the purposes of the adjustment, we have assumed that the net proceeds from the Offering will be received in US dollars and we have converted such proceeds using the noon exchange rate on March 3, 2005 for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, being US$0.8024.

-----------------------------------------------------------------------------
Risk Factors

Investing in our Common Shares involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus and the documents incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment.

RISKS RELATED TO US AND OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, AND WE HAVE NOT GENERATED ANY PRODUCT REVENUES. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

All of our potential product candidates are in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of December 31, 2004, we had an accumulated deficit of approximately $140.9 million (US$117.1 million). Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders' equity. We do not expect to generate any revenues from product sales for several years, and our expenses are likely to increase as we expand our research and development and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. We may never commercialize any of our products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, your investment in our shares could result in a significant or total loss.

WE DO NOT HAVE THE REQUIRED APPROVALS TO MARKET ANY OF OUR PRODUCT CANDIDATES, AND WE DO NOT KNOW IF WE WILL EVER RECEIVE SUCH APPROVALS.

None of our product candidates has received regulatory approval for commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and such jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time consuming and entails significant uncertainty. We have not completed this process for any product candidates. Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.

OUR CLINICAL TRIALS MAY NOT YIELD RESULTS WHICH WILL ENABLE US TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes. It will take us several years to complete our testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

RISK FACTORS
-----------------------------------------------------------------------------

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

+     must meet the requirements of these authorities;

+     must meet requirements for informed consent; and

+     must meet requirements for good clinical practices.

We may not be able to comply with these requirements.

We rely on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if they fail to perform with the speed and level of competence we expect.

If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of our clinical trials are delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline.

IF WE ENCOUNTER DIFFICULTIES ENROLLING PATIENTS IN OUR CLINICAL TRIALS, OUR TRIALS COULD BE DELAYED OR OTHERWISE ADVERSELY AFFECTED.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

+     design of the protocol;

+     the size of the patient population;

+     eligibility criteria for the study in question;

+     perceived risks and benefits of the drug under study;

+     availability of competing therapies;

+     efforts to facilitate timely enrollment in clinical trials;

+     patient referral practices of physicians; and

+     availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

A SETBACK IN ANY OF OUR CLINICAL TRIALS WOULD LIKELY CAUSE A DROP IN THE PRICE OF OUR SHARES.

We have completed a Phase II/III clinical trial of Fibrillex(TM) and began enrollment for Phase III clinical trial of Alzhemed(TM) in 2004. The Phase II/III clinical trial of Fibrillex(TM) was recently completed and study data is expected to be released in the second quarter of 2005, and, consequently, will not be available prior to the closing of this Offering. Setbacks in any phase of the clinical development of our product candidates would have a financial impact (including with respect to our collaboration agreement and distribution agreement with Centocor, Inc., a wholly-owned subsidiary of Johnson and Johnson ("Centocor")) and would likely cause a drop in the price of our shares. Moreover, because Alzhemed(TM) and Cerebril(TM) are the same compound, a failure in the development of either of these product candidates could have a negative impact on the development of the other.

RISK FACTORS
-----------------------------------------------------------------------------

EVEN IF WE OBTAIN REGULATORY APPROVALS FOR OUR PRODUCT CANDIDATES, WE WILL BE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product's regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice ("GMP") regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including:

+     demonstration of clinical effectiveness and safety;

+     the potential advantages of our products over alternative treatments;

+ the availability of acceptable pricing and adequate third-party reimbursement; and

+     the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE DIMINISHED.

Our ability to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices,

RISK FACTORS
---------------------------------------------------------------------------
and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our future products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

COMPETITION IN OUR TARGETED MARKETS IS INTENSE, AND DEVELOPMENT BY OTHER COMPANIES COULD RENDER OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE.

The biopharmaceutical industry is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors may have developed or may be developing technologies that could form the basis for competitive products. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

WE MAY NOT OBTAIN ADEQUATE PROTECTION FOR OUR PRODUCTS THROUGH OUR INTELLECTUAL PROPERTY.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms including Neurochem are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely entirely on method of use protection for our products, which may not confer the same protection as composition of matter patents. We cannot be certain that we are the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for any such inventions and, if we are not, we may be subject to inventorship claims. We may be required to disclaim part of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would be declared by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could also become involved in

RISK FACTORS
-----------------------------------------------------------------------------

interference proceedings in connection with one or more of our patents or patent applications to determine priority of invention.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we cannot rely on our intellectual property to protect our products in the marketplace.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in many cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

In the event of infringement or violation of another party's patent, we may be required to obtain a license from that party or redesign our products so as not to infringe the patent. We may not be able to enter into licensing arrangements at a reasonable cost or effectively redesign our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.

PATENT LITIGATION IS COSTLY AND TIME CONSUMING AND MAY SUBJECT US TO
LIABILITIES.

Our involvement in any patent litigation, interference or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination could subject us to significant liabilities.

WE MAY NOT OBTAIN TRADEMARK REGISTRATIONS.

The Company has filed trademark registrations in connection with Fibrillex(TM), Alzhemed(TM) and Cerebril(TM) in various jurisdictions, including the United States. Although we do not believe that any of these trade names is critical to the success of the product candidate to which it relates, we intend to defend any opposition to our trademark registrations. No assurance can be given that any of our trademarks will be registered in the United States or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the

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RISK FACTORS
-----------------------------------------------------------------------------

name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING, AND WE MAY NOT HAVE ACCESS TO SUFFICIENT CAPITAL.

We will require additional capital to pursue planned clinical trials, regulatory approvals, as well as further research and development and marketing efforts for our product candidates. Except as expressly described in this prospectus or in the documents incorporated by reference herein, we do not anticipate generating revenues from operations in the foreseeable future, and we have no committed sources of capital. We intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns. In November 1999, we entered into an agreement with the Government of Canada pursuant to which we have received approximately $7 million of funding for the development of oral therapeutics for AD. The agreement contains a number of conditions and requirements with respect to such funding. We are currently in discussions with the Government of Canada in order to make the terms of the agreement, including such conditions and requirements, more conducive to our current strategy and to our public reporting obligations in Canada and the US. The Government of Canada has not enforced strict adherence with the terms of the agreement and we are in on-going discussions with respect to an amendment thereof. There can be no assurance that the terms of the agreement will be amended in the manner expected by us and, in the event that we are not able to agree on the amendments with the Government of Canada, we could be required to repay the amounts provided to us thereunder together with interest on such amount and other amounts payable under the agreement that cannot be determined at this time. However, given our discussions with the Government of Canada to date, we have no reason to believe that we will not be able to agree on such amendments.

We anticipate that our existing working capital and anticipated revenues will be sufficient to fund our development programs, clinical trials and other operating expenses into fiscal 2006. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

+ the duration and results of our clinical trials for Fibrillex(TM), Alzhemed(TM) and Cerebril(TM);

+     unexpected delays or developments in seeking regulatory approvals;

+ the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

+ other unexpected developments encountered in implementing our business development and commercialization strategies; and

+     further arrangements, if any, with collaborators.

OUR REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR SHARE PRICE.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include:

+ the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

RISK FACTORS
--------------------------------------------------------------------------------

+     the timing of regulatory submissions and approvals;

+ the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

+ the timing of receipts of milestone payments from current or future collaborators; and

+ failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of our shares could fluctuate significantly or decline.

WE ARE DEPENDENT ON CENTOCOR FOR THE COMMERCIALIZATION OF FIBRILLEX(TM).

We are dependent on Centocor for the further development and commercialization of Fibrillex(TM) in most jurisdictions. Risks that we face in connection with this collaboration include the following:

+ while Centocor is contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with Fibrillex(TM), this restriction does not apply to its affiliates;

+ Centocor may underfund or not commit sufficient resources to marketing, distribution or other development of Fibrillex(TM);

+ Centocor may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of Fibrillex(TM);

+ Centocor may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect its willingness or ability to fulfill its obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry); and

+ disputes may arise between us and Centocor delaying or terminating the development or commercialization of Fibrillex(TM), resulting in litigation or arbitration that could be time-consuming and expensive, or causing Centocor to act in its own self-interest and not in our interest or those of our shareholders.

Centocor can terminate our collaboration with them for a variety of reasons, including without cause upon one-year's notice, upon a change of control of Neurochem and upon short notice if the results from the Fibrillex(TM) Phase II/III clinical trial fail to satisfy certain criteria or if the FDA takes certain adverse actions with respect to an NDA filing. If this collaboration were to be terminated, we would be required to devote additional resources to developing and commercializing Fibrillex(TM) or seek a new collaborator or abandon this product.

We are seeking a collaboration with respect to Alzhemed(TM). Any such collaboration would likely subject us to the same general types of risks as those described above.

WE ARE CURRENTLY DEPENDENT ON THIRD PARTIES FOR A VARIETY OF FUNCTIONS AND MAY ENTER INTO FUTURE COLLABORATIONS FOR THE MANUFACTURE OF OUR PRODUCTS. OUR ARRANGEMENTS WITH THESE THIRD PARTIES MAY NOT PROVIDE US WITH THE BENEFITS WE EXPECT.

We currently rely upon third parties to perform functions related to the research, development and clinical trials of our product candidates. In addition, because we do not have the resources, facilities or experience to manufacture our product candidates on our own, we currently rely, and will continue to rely, on contract manufacturers to produce our product candidates for clinical trials, and, if our products are approved, in quantities for commercial sales. We do not currently have long-term supply agreements with our third-party manufacturers. Our reliance on these relationships poses a number of risks, including the following:

RISK FACTORS
--------------------------------------------------------------------------------

+ disagreements with third parties could delay or terminate the research, development or manufacturing of product candidates, or result in litigation or arbitration;

+ we cannot effectively control the resources our third-party partners will devote to our programs or products;

+ contracts with our third parties may fail to provide sufficient protection or we may have difficulty enforcing the contracts if one of these partners fails to perform;

+ the third parties with whom we contract may fail to comply with regulatory requirements;

+ conflicts of interest may arise between their work for us and their work for another entity, and we may lose their services;

+     with respect to our contract manufacturers:

      + we may not be able to locate acceptable manufacturers or enter into favorable long-term agreements with them;

      + third parties may not be able to manufacture our product candidates in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

      + delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

      + we may not have all of the required intellectual property rights to the manufacturing processes for our product candidates.

Given these risks, our current and future collaborative efforts with third parties may not be successful. Failure of these efforts could require us to devote additional internal resources to the activities currently performed, or to be performed, by third parties, to seek alternative third-party collaborators, or to delay our product development or commercialization.

WE WILL NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR MAKE ADEQUATE ARRANGEMENTS WITH THIRD PARTIES FOR SUCH PURPOSES.

In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to develop internal sales, marketing and distribution capabilities or make arrangements with third parties to perform some or all of these services. We currently have no marketing or sales force and we have limited experience in developing, training or managing a marketing or sales force. To the extent we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. For example, we are seeking a co-development and co-promotion partner to assist us in completing the development and commercialization of Alzhemed(TM). We may not be able to do so on favorable terms. We do not currently have any arrangements in place with third parties for the sale, marketing or distribution of any of our products, except for the distribution rights granted to Centocor. We may rely on additional third parties to market and sell our products in certain territories, rather than establish our own sales force. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

RISK FACTORS
--------------------------------------------------------------------------------

WE ARE SUBJECT TO INTENSE COMPETITION FOR OUR SKILLED PERSONNEL, AND THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT ADDITIONAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT OUR OPERATIONS.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel will be critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

WE ARE SUBJECT TO THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY NOT HAVE OR BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials, who may suffer unintended consequences. If we ultimately are successful in commercializing a product, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIALS WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATION.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

LEGISLATIVE ACTIONS, POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS AND HIGHER INSURANCE COSTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

WE MAY INCUR LOSSES ASSOCIATED WITH FOREIGN CURRENCY FLUCTUATIONS.

Our operations are in some instances conducted in currencies other than the Canadian dollar (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.

RISKS RELATED TO THE OFFERING

OUR LARGEST SHAREHOLDER HAS INFLUENCE OVER OUR BUSINESS AND CORPORATE MATTERS, INCLUDING THOSE REQUIRING SHAREHOLDER APPROVAL. THIS COULD DELAY OR PREVENT A CHANGE IN CONTROL.

After giving effect to the Offering, Picchio Pharma will beneficially own or control approximately 20.54% of our outstanding Common Shares, and 28.81% of our Common Shares after giving effect to the exercise of the four million Warrants currently held by Picchio Pharma. The foregoing does not give effect to any

RISK FACTORS
--------------------------------------------------------------------------------

other Common Shares that may be purchased pursuant to the commitment of Picchio Pharma described under "Description of Capital". In addition, three of our ten directors are nominees of Picchio Pharma. As a result, Picchio Pharma has the ability to exercise influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the price of our shares. Dr. Francesco Bellini, O.C., our Chairman, President and Chief Executive Officer, is a beneficiary of a trust which owns 50% of the voting shares of Picchio Pharma.

OUR SHARE PRICE MAY BE VOLATILE, AND AN INVESTMENT IN OUR SHARES COULD SUFFER A DECLINE IN VALUE.

Our Common Shares are listed only on NASDAQ and the TSX. Our valuation and share price since the beginning of trading after our initial public offerings in the United States and Canada have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of shares. The market price of our shares will fluctuate due to various factors including:

+ clinical and regulatory developments regarding Fibrillex(TM), Alzhemed(TM) and Cerebril(TM) and our other product candidates;

+     developments regarding current or future third-party collaborators;

+ other announcements by us regarding technological, product development or other matters;

+     arrivals or departures of key personnel;

+ government regulatory action affecting our product candidates and our competitors' products in the United States, Canada and foreign countries;

+     developments or disputes concerning patent or proprietary rights;

+     actual or anticipated fluctuations in our revenues or expenses;

+ general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and

+     economic conditions in the United States, Canada or abroad.

Listing on NASDAQ and the TSX may increase share price volatility due to various factors including:

+     different ability to buy or sell our shares;

+     different market conditions in different capital markets; and

+     different trading volume.

In the past, following periods of large price declines in the public market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which would adversely affect our business. Any adverse determination in litigation could also subject us to significant liabilities.

BECAUSE WE ARE A CANADIAN COMPANY, CERTAIN CIVIL LIABILITIES AND JUDGMENTS MAY BE UNENFORCEABLE AGAINST US BY US INVESTORS.

We are incorporated under the laws of Canada. Most of our directors and officers are residents of Canada. Most of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based shareholders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States securities laws.

WE CURRENTLY DO NOT INTEND TO PAY DIVIDENDS IN THE NEAR FUTURE.

We have never declared or paid any dividends on our Common Shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in our Common Shares will depend upon any future appreciation in value. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.

Forward-looking statements

This prospectus contains forward-looking statements concerning the business, operations, financial performance and condition of Neurochem. When used in this prospectus the words "believe", "anticipate", "intend", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general state of the economy and competitive factors. More detailed information about these and other factors is included in this prospectus under the section entitled "Risk factors". Many of these factors are beyond our control; therefore, future events may vary substantially from what we currently foresee. You should not place undue reliance on such forward-looking statements. Neurochem is under no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise.

Exchange rate information

The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

                                                               SIX-MONTH PERIOD
                                          YEAR ENDED                ENDED                YEAR ENDED
                                       DECEMBER 31, 2004       DECEMBER 31,2003         JUNE 30, 2003
                                       ------------------     ------------------     ------------------
Closing..............................  US$         0.8308     US$         0.7738     US$         0.7378
High.................................              0.8493                 0.7738                 0.7495
Low..................................              0.7159                 0.7084                 0.6273
Average..............................              0.7683                 0.7417                 0.6622

The average exchange rate is calculated based on the last business day of each month for the applicable period. On March 3, 2005, the noon exchange rate for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, was US$0.8024. Unless otherwise indicated, all US dollar amounts referred in this prospectus which have been converted into US dollars from Canadian dollars have been so converted using the noon exchange rate on March 3, 2005, expressed in US dollars for $1.00, as quoted by the Bank of Canada, being US$0.8024.

Use of proceeds

We estimate that the net proceeds from the sale of the 4,000,000 Common Shares we are offering will be approximately US$56.84 million, after deducting underwriting fees and commissions, and the estimated Offering expenses payable by us in connection with the Offering. If the Underwriters exercise their Over-Allotment Option in full, we estimate that the net proceeds will be approximately US$65.47 million. We currently intend to use the net proceeds of the Offering as follows:

+ approximately US$43 million to fund clinical trials for our product candidates, primarily Alzhemed(TM);

+     approximately US$6 million for other research and development programs;
      and

+ the balance for the marketing of Fibrillex(TM), working capital and general corporate purposes.

The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings, technological advances, activities in anticipation of the commercialization of our products, the terms of any additional collaborations or in-licensing arrangements and the status of competitive products.

Capitalization

The following table presents our cash, cash equivalents and marketable securities and our capitalization as at December 31, 2004:

+     on an actual basis; and

+ on an as adjusted basis to give effect to the receipt by us of estimated net proceeds of US$56.84 million for our Offering of 4,000,000 Common Shares, after deducting the underwriting fees and commissions and the estimated Offering expenses payable by us

Since December 31, 2004, the only changes in the number of outstanding Common Shares resulted from the issuance of 91,717 Common Shares pursuant to the exercise of stock options.

For your convenience, we have converted certain Canadian dollar amounts for the year ended December 31, 2004 into US dollars at the rate of US$0.8308 per $1.00 (the noon exchange rate quoted by the Bank of Canada on December 31, 2004). You should not view such currency translations as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated or at any other rate.

                                                                               AS AT DECEMBER 31, 2004
                                                               -------------------------------------------------------
                                                                                                               AS
                                                                 ACTUAL      AS ADJUSTED      ACTUAL       ADJUSTED(1)
                                                               ---------     -----------    ----------     -----------
                                                                 (IN THOUSANDS OF DOLLARS, EXCEPT NUMBER OF SHARES)
                                                                  US$            US$             $              $
Cash, cash equivalents and marketable securities.........      $  24,237     $    81,077    $   29,173     $  100,011
                                                               =========     ===========    ==========     ==========
Long-term debt and obligations under capital leases......      $   8,767     $     8,767    $   10,552     $   10,552
                                                               ---------     -----------    ----------     ----------
Shareholders' equity:
   Common Shares:
    Authorized - unlimited number; issued and
    outstanding 30,320,419 (as adjusted 34,320,419)......        146,100         207,300       175,855        252,126
   Preferred shares:                                                   -               -             -              -
    Authorized - unlimited number of shares issuable in
    series; issued and outstanding - Nil (as adjusted - Nil)
   Additional paid-in capital............................          4,790           4,790         5,765          5,765
   Deficit...............................................       (117,081)       (121,441)     (140,926)      (146,359)
                                                               ---------     -----------    ----------     ----------
Total shareholders' equity                                        33,809          90,649        40,694        111,532
                                                               ---------     -----------    ----------     ----------
Total capitalization.....................................      $  42,576     $    99,416    $   51,246     $  122,084
                                                               =========     ===========    ==========     ==========

(1) For the purposes of the adjustment, we have assumed that the net proceeds from the Offering will be received in US dollars, and we have converted such proceeds using the noon exchange rate on March 3, 2005 for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, being US$0.8024.

The information presented in the table does not include:

+ up to 600,000 Common Shares that may be issued upon the exercise of the Over-Allotment Option as described under "Underwriting";

+ 4,000,000 Common Shares issuable upon the exercise of warrants (the "Warrants") outstanding at a weighted average exercise price of $4.53 per Common Share. All of the Warrants are held by Picchio Pharma. Warrants to purchase 2.8 million Common Shares are exercisable at a price of $3.13 per share and expire on July 25, 2005, and Warrants to purchase 1.2 million Common Shares are exercisable at a price of $7.81 per share and expire on February 17, 2006. On February 14, 2005, Picchio Pharma confirmed its commitment to exercise the 2.8 million Warrants expiring on July 25, 2005, but did not specify the date of the anticipated exercise. The information presented in this prospectus does not give effect to the exercise of the Warrants by Picchio Pharma. See "Description of share capital";

+ up to 4,438,767 additional Common Shares reserved for issuance under our Stock Option Plan, of which 2,497,067 stock options are issued and outstanding at a weighted average exercise price of $15.82 per share; and

+ up to 220,000 Common Shares issuable to our Chairman, President and Chief Executive Officer, of which 160,000 are subject to the achievement of specified performance targets, pursuant to an agreement dated
      December 1, 2004. See "Our Business - Recent Developments - Agreements with our Chairman, President and Chief Executive Officer".

PRICE RANGE AND TRADING VOLUMES OF OUR COMMON SHARES

Our Common Shares are quoted on NASDAQ and listed and posted for trading on the TSX. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Common Shares on NASDAQ and the TSX.

                                                  NASDAQ(1) (US$)                 TSX ($)
                                             -------------------------   ---------------------------
PERIOD                                        HIGH    LOW     VOLUME      HIGH    LOW       VOLUME
-------                                      ------  ------  -----------  -------  -----    ---------
Calendar 2003
  First Quarter...........................    N/A     N/A        N/A       9.59    7.61    5,390,381
  Second Quarter..........................    N/A     N/A        N/A      15.00    8.00    7,925,365
  Third Quarter...........................   17.98   11.25    5,152,501   19.96   10.80    9,053,511
  Fourth Quarter..........................   24.27   11.93    5,263,380   31.69   16.02    8,999,361
Calendar 2004

  First Quarter...........................   26.04   18.05    3,853,387   33.24   22.05    6,806,084
  Second Quarter..........................   27.43   19.49    6,617,780   36.55   26.20    5,775,204
  Third Quarter...........................   24.48   11.85   11,097,629   31.00   15.55    7,456,225
  Fourth Quarter..........................   20.97   15.33    6,008,670   25.09   19.50    4,009,027
Calendar 2005
  First Quarter (through March 3).........   20.80   13.62    6,390,036   25.50   16.90    5,617,445

(1) Our Common Shares began trading on NASDAQ on September 18, 2003.

DIVIDEND POLICY

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.

OUR BUSINESS

The following provides an overview of our business and also describes certain recent developments.

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for a variety of neurological disorders.

We currently have one program which has completed a Phase II/III clinical trial, one program in a Phase III clinical trial and another program which has completed a Phase IIa clinical trial, each targeting disorders for which there are currently no known cures and limited therapies. Because our drugs target what are known or believed to be the underlying causes of disorders and potentially inhibit their progression, they are known as "disease modifiers".

Our investigational product candidates consist of a new class of small molecules that mimic a type of naturally occurring component of proteoglycans known as glycosaminoglycans ("GAGs"). We call these molecules "GAG mimetics". By interacting with the amyloid protein, our molecules mimic GAGs and inhibit both the formation of fibrils and the resulting toxic effects. 1,3-propanedisulfonate (Fibrillex(TM)) and 3-amino-1-propanesulfonic acid (Alzhemed(TM) and Cerebril(TM)), our most advanced product candidates, are based on our GAG mimetics technology.

Fibrillex(TM), our most advanced product candidate, has completed a Phase II/III clinical trial. We expect to announce the results in the second quarter of 2005. Fibrillex(TM) is specifically targeted to treat Amyloid A Amyloidosis ("AA Amyloidosis"). In December 2004, through our wholly-owned subsidiary Neurochem (International) Limited, we entered into a definitive collaboration and distribution agreement with Centocor, a wholly-owned subsidiary of Johnson & Johnson, for the exclusive distribution rights for Fibrillex(TM) for the prevention and treatment of AA Amyloidosis. See "Recent developments".

Alzhemed(TM), our next most advanced product candidate, is our product for the treatment of Alzheimer's disease ("AD"). Alzhemed(TM) is currently in a Phase III clinical trial, designed to assess the efficacy and safety in mild-to-moderate AD patients. This trial began in North America in June, 2004. We expect to complete the randomization of this North American trial by the end of the second quarter of 2005 or early in the third quarter of 2005. We are in discussions with various potential partners for collaboration and commercialization with respect to Alzhemed(TM). We have received several proposals to date from various parties, and these proposals are currently under consideration and discussion.

Cerebril(TM), our third product candidate, is designed to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"). Cerebril(TM) completed a Phase IIa clinical trial in January 2004. We expect to commence a Phase IIb trial to test the safety and efficacy of Cerebril(TM) for the prevention of the recurrence of Hemorrhagic Stroke due to CAA near year-end 2005.

Our focus in neurology has also led to the development of compounds to prevent epileptic seizures induced by Traumatic Brain Injury ("TBI"). We are conducting pre-clinical testing on a compound, NC-1461, for the prevention of epileptic seizures induced by TBI.

In addition to these clinical and developmental stage drug candidates, we have ongoing discovery programs that are focused on the development of next generation compounds for the treatment of AD and of a vaccine for AD, as well as researching various other aspects of neuroprotection and other amyloid-related disorders. Our vaccine program consists of a modified A(beta) peptide to induce an immune response.

We also have a minority investment in Innodia Inc., a company focused on developing therapeutic treatments for diabetes.

FIBRILLEX(TM) FOR AA AMYLOIDOSIS

Fibrillex(TM) is our product candidate for the treatment of AA Amyloidosis, a chronic, systemic disorder. AA Amyloidosis is characterized by the over-expression of Serum Amyloid A ("SAA"), a protein found in the blood that is produced in response to inflammation. SAA is a precursor to an amyloid protein known as the AA protein (Amyloid A). In AA Amyloidosis, the AA protein forms fibrils that accumulate in the kidney,

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gastrointestinal tract, spleen, liver and other internal organs, compromising their function. As AA Amyloidosis progresses, it results in serious illness, organ failure and potentially death. There is at present no known cure for the disorder, and patients with AA Amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 40,000 patients are diagnosed with AA Amyloidosis in the United States and Europe.

Fibrillex(TM) has received Fast-Track Designation from the US Food and Drug Administration (FDA). It has also been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program, which is aimed at expediting the development and availability to patients of investigational drugs. Fibrillex(TM) has also received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon regulatory approval.

The Phase II/III trial was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial conducted to investigate the safety and efficacy of Fibrillex(TM) in 183 patients suffering from AA Amyloidosis at 27 sites across the United States, Europe, Turkey and Israel. The most frequent underlying diseases in patients enrolled in the trial were rheumatoid arthritis and Familial Mediterranean Fever (49% and 19%, respectively).

Eighty-five percent of patients who completed the Phase II/III clinical trial joined an open-label extension study and are to receive Fibrillex(TM) for an additional two year period. Fibrillex(TM) has been well tolerated in these studies, and no major safety issues have been reported by the independent Data Safety Monitoring Board established to monitor the safety of patients during the trial.

ALZHEMED(TM) FOR ALZHEIMER'S DISEASE

Alzhemed(TM) is our product candidate for Alzheimer's Disease, a degenerative neurological disorder that progressively impairs a person's cognitive functions and gradually destroys the brain. According to the American Alzheimer's Association, it is estimated that over four and a half million North Americans are currently afflicted with AD. There is no cure currently available for AD, and existing drugs only treat symptoms such as cognitive function deficit. In its early stages, AD may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years. Although there is an increased prevalence with aging, AD is increasingly being diagnosed in individuals in their 50s and 60s.

The pathogenesis of AD is still somewhat ill-defined. It is now well recognized in published scientific material that, although there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. Common to all cases of AD is the deposition of amyloid fibrils in the brain. These fibrils result when the Amyloid (beta) protein (A(beta)), interacts with naturally occurring GAGs. We are pursuing an amyloid-based approach in developing a treatment for AD. Alzhemed(TM) is a small molecule that binds to soluble non-fibrillar A(beta) and inhibits it from interacting with naturally occurring GAGs. By inhibiting the binding of GAGs to A(beta), Alzhemed(TM) can prevent the A(beta) protein from assuming its fibrillar structure, thus inhibiting amyloid deposition in brain tissue and the associated toxicity and neuronal damage. Alzhemed(TM) is designed to stop the progression of the disease in symptomatic patients and has been shown to decrease amyloid deposition and to favor A(beta) clearance from the brain in an animal model of AD.

In June 2004, we initiated a North American Phase III clinical trial for Alzhemed(TM). The trial is a large multi-center, international, randomized, double-blind, placebo-controlled and parallel group study that will include approximately 950 patients with mild-to-moderate AD who will be treated for 18 months. The trial is being conducted at approximately 50 U.S. and 20 Canadian clinical centers. As of February 21, 2005, 803 patients had been screened and of these 519 are now randomized and are receiving study medication, either placebo or one of two doses of Alzhemed(TM). We expect to complete the randomization of this North American trial by the end of the second quarter of 2005 or early in the third quarter of 2005. The primary objective of the study is to evaluate the efficacy and safety of Alzhemed(TM). The primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing the

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Alzheimer's Disease Assessment Scale-cognitive subpart (ADAS-cog), and the
Clinical Dementia Rating Scale-Sum of Boxes (CDR-SB). If treatment efficacy is established, disease modification will be assessed by measuring changes in brain volume by Magnetic Resonance Imaging (MRI). The Alzhemed(TM) European Phase III clinical trial is expected to be initiated in the second half of 2005. Alzhemed(TM) is Neurochem's first generation product candidate for AD.

Our Alzhemed Phase II clinical study, which concluded in March 2003 and the results of which were released in June 2003, primarily investigated the safety, tolerability and pharmacokinetic profile of Alzhemed over a 12-week period in patients with mild-to-moderate AD. There were no safety findings of concern in the Phase II clinical trial. An open-label Phase II extension study was initiated in January of 2003, with patients invited to join the extension study as they completed the Phase II trial and all received Alzhemed. On February 22, 2005, we announced that after 28 months on study medication and in line with previously released interim data, the majority of the mild patients showed a stabilized or improved cognitive function on the ADAS-cog test while the moderate AD patients had cognitive scores similar to comparable historical controls.

CEREBRIL(TM) FOR HEMORRHAGIC STROKE DUE TO CEREBRAL AMYLOID ANGIOPATHY

Cerebril(TM) is our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angipathy, a fatal neurological disorder that is characterized by recurrent brain hemorrhage. Hemorrhagic Stroke due to CAA is a syndrome of recurrent strokes caused by amyloid deposits that cause blood vessels in the brain to rupture or otherwise malfunction. This type of stroke represents approximately seven percent of all strokes, with the incidence increasing as the population ages. It is typically diagnosed in patients aged 55 years or older with multiple hemorrhages confined to lobar brain regions and no other cause of hemorrhage. Hemorrhagic Stroke due to CAA can appear alone in some patients and is also a common pathology found in 50% or more of patients with AD. CAA is responsible for approximately 20% to 30% of bleeding strokes in the elderly.

Hemorrhagic Stroke due to CAA remains a largely untreated disorder which is often undiagnosed unless it is confirmed by an autopsy. No effective therapy has yet been developed. Cerebril(TM) is designed to prevent the recurrence of Hemorrhagic Stroke due to CAA by reducing the deposit of amyloid fibrils within the microvasculature of the brain. The active ingredient in Cerebril(TM) is the same compound as Alzhemed(TM) and therefore has the same chemical properties as Alzhemed(TM). Cerebril(TM) has been found to markedly reduce CAA in an animal model of brain amyloidosis.

In March 2004, Cerebril(TM) completed a Phase IIa clinical trial. The trial was a multi-center, randomized, double-blind and parallel-designed study, conducted in five centers in the United States. Twenty-four CAA patients with lobar cerebral hemorrhage were randomized to receive 3 different daily doses of Cerebril(TM) (100, 200 and 300 mg) for a period of twelve weeks. The data showed no safety findings of concern based on patients' clinical laboratory tests, vital signs and electrocardiograms during follow-up physical exams. An independent Data Safety Monitoring Board was put in place to monitor the safety of patients throughout the duration of the study. The Data Safety Monitoring Board for Cerebril(TM) did not report to us any safety findings of concern.

We expect to commence a Phase IIb clinical trial protocol in collaboration with the principal investigator and Clinical Advisory Board member for this product candidate, Steven M. Greenberg, M.D., Co-Director of the Neurology Clinical Unit of the Massachusetts General Hospital. The trial is expected to test the safety and efficacy of Cerebril(TM) for the prevention or recurrence of Hemorrhagic Stroke due to CAA.

NC-1461 - OUR SOLUTION TO EPILEPTIC SEIZURES DUE TO TBI

We have identified a series of compounds, of which NC-1461 is the lead candidate, to prevent epileptic seizures due to TBI.

In the United States, approximately 1.5 million people sustain a TBI each year. TBI causes severe damage to the brain with internal bleeding, inflammation and neuronal cell death. TBI can lead to an imbalance between the activities of two specialized types of neuronal cells. This imbalance is due to the uncontrolled up-regulation of excitatory neurons, coupled with a strong down-regulation of inhibitory neurons. The

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imbalance leads to an uncontrolled electrical discharge which manifests itself as an epileptic seizure. Approximately 13% of patients who have had a TBI will start experiencing epileptic seizures 12 to 18 months following their injury. Since it is impossible to identify patients with a TBI who will develop epileptic seizures, all patients who have suffered a TBI would benefit from treatment early on following the injury to prevent the later development of seizures.

PRODUCT PIPELINE

The following table illustrates the stage of development and the estimated date of filing with the US Food and Drug Administration (FDA) of a New Drug Application (NDA) and the filing of the European Medicines Evaluation Agency
(EMEA) equivalent:

                                                                                                  ESTIMATED
                                                                                 ESTIMATED US   EUROPEAN EMEA
PRODUCT CANDIDATE     TARGET DISORDER             STAGE OF DEVELOPMENT            NDA FILING*      FILING*
-----------------  ------------------   --------------------------------------   ------------   --------------
Fibrillex(TM)      AA Amyloidosis       Phase II/III clinical trial completed,    Q2 2005(1)       Q1 2006
                                        results expected Q2 2005
Alzhemed(TM)       Alzheimer's Disease  North American Phase III clinical trial     2007(2)        2007(2)
                                        on-going
                                        European Phase III clinical trial           2008(2)        2008(2)
                                        expected to commence in the second half
                                        of 2005
Cerebril(TM)       Hemorrhagic Stroke   Phase IIa clinical trial completed            (3)            (3)
                   due to CAA

* The actual date of filing, if any, can vary widely depending on a variety of factors. See "Risk Factors".

(1) Rolling NDA and filing of pre-clinical data to be initiated in Q2 2005. We estimate that we will complete our submission in Q3 2005.

(2) 2007 filing for Alzhemed(TM) is based on a single Phase III North American clinical trial satisfying regulatory (FDA and/or EMEA) requirements. If the European Phase III clinical trial is also required by the FDA, NDA filing expected in 2008.

(3) Program currently being designed: scope and length, as well as results will influence timing.

RESEARCH AND DEVELOPMENT PROGRAMS

In addition to our clinical and developmental stage drug candidates, we have an ongoing discovery effort that is focused on the development of next generation compounds for the treatment of AD and of a vaccine for AD.

Our approach to AD has been to focus on targeting a particular amyloid protein called A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of AD is to intervene early using a vaccine strategy. Our vaccine approach consists of a modified A(beta) peptide to induce an immune response which targets soluble A(beta) (prior to any structural change which leads to fibril formation).

Preliminary in vivo studies have shown promising results where immune recognition of soluble A(beta) reduces brain amyloid protein levels but does not attack fibrillar deposits, thereby minimizing the risk of brain inflammation. To advance our efforts to prevent and treat AD, in January 2004 we signed a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences (NRC-IBS) and, more specifically, with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. We also entered into an in-licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a biopharmaceutical company, relating to certain A(beta)-amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD.

In addition, we are actively researching various other aspects of disease modification, neuroprotection, as well as other Amyloid-related disorders.

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RECENT DEVELOPMENTS

FIBRILLEX(TM) - AGREEMENT WITH CENTOCOR

On December 21, 2004, we entered into a collaboration and distribution agreement, granting Centocor, a wholly-owned subsidiary of Johnson & Johnson, exclusive distribution rights for Fibrillex(TM). The agreement includes up-front, regulatory and sales-based milestone payments valued at up to US$54 million. A tiered distribution fee will also be paid to Neurochem, the percentage of which will be based upon annual net sales of Fibrillex(TM) in the applicable territories over the life of the agreement. Upon execution of the agreement, we became entitled to a payment of $14,443,000. One-half of this payment is potentially refundable, based in part on the results of our Phase II/III clinical trial for Fibrillex(TM). Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea which remain with Neurochem. Under the agreement, Neurochem will be responsible for product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor and other affiliates will manage the marketing and sales of Fibrillex(TM) in the applicable territories. Centocor will also be responsible for worldwide safety surveillance. The financial terms of the agreement, including payment of milestones and distribution fees, depend upon the results of the Phase II/III clinical trials, the approval for the commercial sale of Fibrillex(TM) by the FDA, the European Medicines Evaluation Agency and other similar regulatory authorities and upon the volume of sales of Fibrillex(TM) over the life of the agreement. We anticipate filing for regulatory approval in 2005.

AGREEMENTS WITH OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

On December 1, 2004, the management services agreement between Picchio International Inc. and Neurochem, pursuant to which Picchio International Inc. provides the services of Dr. Francesco Bellini as Chairman, President and Chief Executive Officer and other management services and which is more fully described in the Management Proxy Circular of Neurochem dated April 6, 2004, was extended by amendment as of the 1st day of December, 2004, until November 30, 2007. The agreement provides for the payment of a monthly fee of $200,000 to Picchio International Inc. The agreement also provides for performance based fees determined at the discretion of our Board of Directors. The agreement may not be terminated by Picchio International Inc. prior to May 31, 2006.

Pursuant to an agreement made as of December 1, 2004 between us and our Chairman, President and Chief Executive Officer, Dr. Francesco Bellini, we agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, we agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of Alzhemed(TM), 55,000 Common Shares upon the execution of a collaboration agreement in respect of Fibrillex(TM), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of our management structure, including formalizing a succession plan. The issuance of the shares pursuant to the agreement is subject to regulatory and shareholder approval (which we will seek at the next annual general meeting of shareholders) and provides that we may, at our option, purchase Common Shares in the open market to satisfy our obligations under the agreement. Dr. Bellini has met the performance target in respect of the Fibrillex(TM) transaction and will meet the performance target in respect of the financing upon the closing of this Offering.

ADDITIONS TO OUR MANAGEMENT TEAM

We have recently made the following additions and changes to our management team:

- On January 16, 2004, we announced that Judith Paquin, B.B.A., had joined us as Vice-President, Human Resources and Christine Lennon, MBA, had joined us as Vice-President, Business Development.

- On October 5, 2004, we announced that Dr. Andreas Orfanos, M.B.B. Ch., MBA, was appointed to the position of Executive Vice President, Strategic Planning and Scientific Affairs. Dr. Orfanos has overall responsibility for many of our activities, including research as well as drug development and global strategic planning.

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-     On December 10, 2004, we announced the appointment of Mariano Rodriguez,
      C.A., CPA, to the position of Vice President, Finance, and Chief Financial Officer, replacing Mr. Claude Michaud who left Neurochem the same day to pursue other interests.

- On January 20, 2005, we announced that Shona McDiarmid, PhD., joined us as Vice President, Intellectual Property, and Daniel Delorme, PhD., joined us as Vice President, Research. Philippe Calais, Pharm. D., President at the time, was appointed President, Global Business with Dr. Bellini assuming the office of President of Neurochem, and Denis Garceau, PhD, Vice President, Drug Development, became Senior Vice President, Drug Development. Francine Gervais, PhD., Vice President, Research and Development, left her employment with us but remains as a consultant to Neurochem.

Description of share capital

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares"), all without nominal or par value. As of March 3, 2005, before giving effect to this Offering (and excluding shares issuable upon exercise of the Warrants and outstanding options), 30,412,136 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares.

Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by our Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

Warrants. Warrants to purchase 4,000,000 Common Shares are currently outstanding. All of the Warrants are held by Picchio Pharma. Warrants to purchase 2.8 million Common Shares are exercisable at a price of $3.13 per share and expire on July 25, 2005, and Warrants to purchase 1.2 million Common Shares are exercisable at a price of $7.81 per share and expire on February 17, 2006. On February 14, 2005, Picchio Pharma confirmed its commitment to exercise the
2.8 million Warrants expiring on July 25, 2005, but did not specify the date of the anticipated exercise. Picchio Pharma also committed, subject to certain conditions, to make an additional investment in us, up to a maximum of $20 million, which amount includes the total proceeds to us of $8,764,000 from the exercise of the 2.8 million Warrants described above, or such lesser amount as would be necessary to allow us to operate generally in accordance with our budget for the year ending December 31, 2005, in the event we are not able to raise such funds from other sources, including from this Offering. The information presented in this prospectus does not give effect to the exercise of the Warrants or any additional investment in us by Picchio Pharma.

Certain Income Tax Considerations

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to holders of Common Shares who, at all relevant times, for purposes of the Tax Act, are resident in Canada, deal at arm's length and are not affiliated with Neurochem, all within the meaning of the Tax Act, and acquire and hold their Common Shares as capital property ("Resident Shareholders"), and to holders of Common Shares who, at all relevant times, for purposes of the Tax Act, are not resident in Canada, deal at arm's length with Neurochem, acquire and hold their Common Shares as capital property, do not use and are not deemed to use or hold their Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, at all relevant times, for the purposes of the Canada-United States Income Tax Convention 1980, as amended, (the "Treaty"), are resident in the United States, have never been resident in Canada, and have not held or used (and do not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada ("US Shareholders"). Generally, Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use or hold the Common Shares in the course of carrying on a business or in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Shareholders may, in certain circumstances, treat Common Shares as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not deal with special situations, such as the particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, "authorized foreign banks", "specified financial institutions" and "financial institutions" as defined in the Tax Act (including those to which the mark-to-market provisions of the Tax Act apply), holders an interest in which is a "tax shelter investment" for the purposes of the Tax Act, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Treaty and counsel's understanding of the current administrative policy and practices of the Canada Revenue Agency (the "Administrative Practices"). It has been assumed that all Proposed Amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or Administrative Practices, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of Common Shares and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the tax consequences applicable to the holder's own particular circumstances including the application and effect of the income and other tax law of any country, province, state or local tax authority.

All amounts relevant in computing the liability of a US Shareholder under the Tax Act are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

TAXATION OF RESIDENT SHAREHOLDERS

In the case of a Resident Shareholder who is an individual, any dividends received on the Common Shares will be included in computing his income and will be subject to gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

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CERTAIN INCOME TAX CONSIDERATIONS
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In the case of a Resident Shareholder that is a corporation, dividends received on the Common Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A Resident Shareholder that is a corporation may be liable to pay tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent that such dividends are deductible in computing the corporation's taxable income. However, a public corporation which is not controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will not be liable to pay tax under Part IV of the Tax Act. A corporation that pays tax under Part IV of the Tax Act is generally entitled to a refund of such tax at the rate of $1.00 for every $3.00 of taxable dividends paid by it.

A disposition, or a deemed disposition, of a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Shareholder. For this purpose, the adjusted cost base to a Resident Shareholder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base of all Common Shares held at that time by the Resident Shareholder.

One-half of any capital gain realized by a Resident Shareholder will be included in computing the Resident Shareholder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Shareholder may generally be deducted against taxable capital gains realized in the year of realization of such loss or the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by a Resident Shareholder that is a corporation, including a corporation that is a member of a partnership, or a trust of which a corporation, partnership or trust is a beneficiary will be reduced by the amount of dividends received in certain circumstances.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

TAXATION OF US SHAREHOLDERS

Under the Treaty, dividends paid or credited or deemed to be paid or credited by Neurochem to a US Shareholder in respect of Common Shares and beneficially owned by such US Shareholder are generally subject to Canadian withholding tax at a rate of 15% (or 5% in the case of corporate US Shareholders owning at least 10% of the voting shares of Neurochem).

A US Shareholder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share unless such share is "taxable Canadian property", as defined in the Tax Act, to the holder thereof and the US Shareholder is not entitled to relief from taxation in Canada under the Treaty with respect to such disposition.

A Common Share will generally not be taxable Canadian property to a US Shareholder at the time of a disposition provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX) at that time and that at no time during the 60 month period ending at the time of disposition of the Common Share the US Shareholder, persons with whom the US Shareholder did not deal at arm's length, or the US Shareholder together with such persons, owned or had options, warrants or other rights to acquire, 25% or more of the issued shares of any class or series of Neurochem. In the case of a US Shareholder to whom Common Shares constitute, or are deemed to constitute, taxable Canadian property, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such shares by virtue of the relieving provisions of the Treaty unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that, at the date of this prospectus, the value of the Common Shares is not derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material US federal income tax consequences to US Holders (as defined below) of the acquisition, ownership and disposition of Common Shares by a US Holder who acquires Common Shares pursuant to the Offering, holds Common Shares as capital assets and does not own, directly, indirectly or constructively, 10% or more of Neurochem's outstanding voting stock. The following

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CERTAIN INCOME TAX CONSIDERATIONS
-------------------------------------------------------------------------------

discussion is not a complete analysis or description of all potential US federal income tax consequences to US Holders in light of their particular circumstances and does not address all US federal income tax considerations that may be relevant to specific categories of US Holders (such as persons that are dealers in securities, traders that have elected mark-to-market accounting, banks, insurance companies, partnerships (and other entities treated as partnerships for US federal income tax purposes), tax-exempt organizations, persons that hold shares as part of an integrated investment (including a straddle), investors whose functional currency is not the US dollar and other investors subject to special rules). The discussion does not address US federal estate or gift tax consequences or any state or local tax consequences. US Holders are urged to consult their own tax advisors concerning the US federal, state and local income tax consequences of the ownership of Common Shares in light of their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and final, temporary and proposed US Treasury regulations, all as of the date hereof, and changes to any of which after the date of this prospectus could apply on a retroactive basis and affect the tax consequences described herein.

As used below, the term "US Holder" means a beneficial owner of Common Shares that is, for US federal income tax purposes, (i) a citizen or resident alien of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income subject to United States federal income tax regardless of its source, or (iv) a trust (a) the administration of which is subject to the primary supervision of a court in the United States and for which one or more US persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

Distributions made by Neurochem with respect to Common Shares, including deemed dividends and certain distributions of stock or stock rights (which for these purposes will include the amount of any Canadian withholding tax paid with respect to such distributions and withheld therefrom) generally will be treated as foreign source income taxable as an ordinary dividend to the extent that such distributions are paid out of Neurochem's current or accumulated earnings and profits as determined under US federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds Neurochem's current and accumulated earnings and profits as so computed, it will first reduce the US Holder's tax basis in its Common Shares to the extent thereof, and to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of property. The amount of any cash distribution paid in Canadian dollars will be equal to the US dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends received by non-corporate US Holders in tax years beginning on or before December 31, 2008 generally are subject to reduced rates of taxation, subject to certain limitations. US Holders generally will not be entitled to claim the corporate dividends received deduction with respect to distributions by Neurochem.

Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on dividend distributions may be eligible for credit against the US Holder's US federal income taxes. A US Holder must satisfy minimum holding requirements in order to be eligible to claim a foreign tax credit for taxes withheld on dividends. A foreign tax credit is not allowed for foreign taxes withheld on dividends in circumstances where the US Holder is under an obligation to make related payments in connection with positions in "substantially similar or related property". The limitation on foreign taxes eligible for credit is calculated separately with respect to specific "baskets" of income. For this purpose, dividends paid by Neurochem with respect to Common Shares generally will constitute "passive income" or, in the case of certain US Holders, "financial services income". Under the American Jobs Creation Act of 2004, the foreign tax credit "baskets" will be modified for tax years beginning after December 31, 2006. The rules relating to foreign tax credits are complex, and US Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular circumstances.

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CERTAIN INCOME TAX CONSIDERATIONS
-------------------------------------------------------------------------------

A US Holder generally will recognize capital gain or loss for US federal income tax purposes on the sale, exchange or other taxable disposition of Common Shares in the same manner as on the sale or disposition of any other shares held as capital assets in an amount equal to the difference between the amount realized on the disposition and the US Holder's adjusted tax basis in such shares. Gain or loss, if any, generally will be US source gain or loss and will be long-term capital gain or loss if the US Holder held the Common Shares for more than one year. Non-corporate taxpayers generally are subject to a maximum rate of 15% on net long-term capital gain. US Holders should consult their own tax advisors with respect to their ability to credit Canadian capital gains tax or withholding tax, if any, against their US federal income taxes.

We will be a passive foreign investment company ("PFIC") for US federal income tax purposes in any taxable year, if 75% or more of our gross income (including the pro-rata share of the gross income of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of our assets is held for the production of, or produces, passive income.

PFIC status is determined on an annual basis. We do not expect to be a PFIC for the year ended December 31, 2005. However, because our income and assets and the nature of our activities may vary from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year. If you own Common Shares during a taxable year in which we are a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years we no longer meet the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether we are or are not a PFIC.

In general, if a US Holder of our shares fails to make a timely QEF election (described below) for any taxable year that we are treated as a PFIC, the U.S. federal income tax consequences to such US Holder will be determined under the so-called "interest charge" method. Under such regime, (i) dividends would not be eligible for the reduced rates described above, (ii) any gain derived from the disposition of PFIC stock (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan), as well as any "excess distribution" that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years, or the US Holder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in the US Holder's holding period for the PFIC stock, (iii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before we became a PFIC, would be subject to US federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the US Holder, and (iv) an interest charge would be imposed on the resulting US federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before we became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual US Holder.

If a US Holder has made a timely QEF election (covering all taxable years during which the holder held the Common Shares and during which we are treated as a
PFIC), such holder is required to annually include in gross income (i) as ordinary income, the holder's pro-rata share of our ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of our net capital gain, regardless of whether such earnings or gain have in fact been distributed. An electing US Holder that is a corporation will not be eligible for the dividends received deduction in respect of such income or gain. In addition, in the event that we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing US Holder, and may not be carried forward or back in computing our ordinary earnings and net capital gain in other taxable years.

US Holders of Common Shares are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of Common Shares.

In general, backup withholding and information reporting requirements may apply to dividend payments (or other taxable distributions) in respect of the Common Shares or to the proceeds of a sale or redemption in respect of the Common Shares made to a non-corporate United States person. Backup withholding, currently at the rate of 28%, may apply to such payments if the US Holder: (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor; (ii) furnishes an incorrect TIN; (iii) fails to report interest or dividends properly; or (iv) fails, under certain
                                       30
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CERTAIN INCOME TAX CONSIDERATIONS
-------------------------------------------------------------------------------

circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is the holder's correct number and that the holder is not subject to backup withholding.

Any amount withheld from a payment under the backup withholding rules is allowable as a credit against the US Holder's US federal income tax liability (and may entitle the US Holder to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. Each US Holder should consult its tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Underwriting

We are offering all of the Common Shares described in this prospectus through the underwriters named below. UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc. and Fortis Securities LLC are the representatives of the underwriters. UBS Securities LLC is the sole book running manager of this Offering.

We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

                                                       NUMBER OF
UNDERWRITERS                                            SHARES
------------                                           ---------
UBS Securities LLC.............................        1,600,000
CIBC World Markets Corp. ......................          600,000
Piper Jaffray & Co. ...........................          600,000
Desjardins Securities Inc. ....................          400,000
Wells Fargo Securities, LLC....................          400,000
BMO Nesbitt Burns Inc. ........................          200,000
Fortis Securities LLC..........................          200,000
                                                       ---------
   Total.......................................        4,000,000
                                                       =========

The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriting agreement provides, however, that the underwriters must buy all of the shares if they buy any of them. The underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our Common Shares are offered subject to a number of conditions, including:

-  receipt and acceptance of our Common Shares by the underwriters, and

-  the underwriters' right to reject orders in whole or in part.

This Offering is being made concurrently in the United States and all of the provinces of Canada pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. None of Piper Jaffray & Co., Wells Fargo Securities, LLC or Fortis Securities LLC has a registered Canadian broker-dealer affiliate or agent, and, consequently, will only offer Common Shares in the United States. Subject to applicable law, the Underwriters may offer the Common Shares outside of the United States and Canada.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an additional 600,000 of our Common Shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this Offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

UNDERWRITING
-------------------------------------------------------------------------------
FEES AND COMMISSIONS

The gross proceeds from the sale of the Common Shares will be paid to the Company in Canadian and US dollars in proportion to the number of shares paid for in each currency. For convenience only, the Offering price, underwriting fees and commissions and the net proceeds from the Offering are shown in US dollars; the whole based on the US-Canadian dollar noon exchange rate on March 3, 2005, as quoted by the Bank of Canada, being US$0.8024.

We will pay to the Underwriters underwriting fees and commissions equal to 6% (US$0.918 per Common Share) of the gross proceeds from the sale of shares to the public. Power Technology Investment Corporation ("PTIC"), a subsidiary of Power Corporation of Canada, and the FMRC Family Trust ("FMRC"), of which Dr. Francesco Bellini, our Chairman, President and Chief Executive Officer is a beneficiary, each a 50% shareholder of Picchio Pharma Inc. (the parent company of P.P. Luxco Holdings s.a.r.l., one of our principal shareholders), have each confirmed an intention to purchase 250,000 of the Common Shares offered hereby. We will pay to the Underwriters underwriting fees and commissions equal to 3% (US$0.459 per Common Share) of the gross proceeds from the sale of shares to PTIC and FMRC.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$0.55 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to US$0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting fees and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 600,000 shares. The per share amounts reflect the weighted average of the underwriting fees and commissions that we will pay to the Underwriters, giving effect to the sale of the shares to the public and to PTIC and FRMC.

                                NO EXERCISE    FULL EXERCISE
                                -----------    -------------
Per share....................   US$0.861        US$0.868

Total........................   US$3,442,500    US$3,993,300

We estimate that the total expenses of this Offering payable by us, not including the underwriting fees and commissions, will be approximately US $917,000.

NO SALES OF SIMILAR SECURITIES

We, each of our directors and officers and Picchio Pharma have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contact to sell or otherwise dispose of or sell our Common Shares or securities convertible into or exercisable or exchangeable for our Common Shares. These restrictions will apply for a period of 90 days after the date of the Underwriting Agreement. The 90-day lock up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day period. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

TORONTO STOCK EXCHANGE LISTING AND NASDAQ NATIONAL MARKET QUOTATION

Our Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "NRM". and are quoted on the Nasdaq National Market under the symbol "NRMX". The TSX has
                                       33
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UNDERWRITING
--------------------------------------------------------------------------------

conditionally approved the listing of the Common Shares offered hereby, subject to compliance with the requirements of the TSX on or before May 27, 2005.

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this Offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Shares, including:

- stabilizing transactions;

- short sales;
- purchases to cover positions created by short sales;

- imposition of penalty bids;

- syndicate covering transactions; and

- passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Shares while this Offering is in progress. These transactions may also include making short sales of our Common Shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this Offering and purchasing Common Shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this Offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting fee received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, the TSX, in the over-the-counter market or otherwise.

In addition, in connection with this Offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our Common Shares on the Nasdaq National Market prior to the pricing and completion of the Offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our Common Shares during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

UNDERWRITING
--------------------------------------------------------------------------------

Certain underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Corporate information and registered office

Neurochem Inc. was incorporated on June 17, 1993 under the Canada Business Corporations Act. Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this prospectus as our "Affiliates".

Our drug development facilities, laboratories and registered office are located in Canada, at 275 Armand-Frappier Boulevard, Laval, Quebec, H7V 4A7. Neurochem (International) Limited also has offices in the Parc Scientifique-Ecole Polytechnique Federale de Lausanne in Ecublens, Switzerland.

Documents incorporated by reference

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA (INCLUDING THE PERMANENT INFORMATION RECORD IN THE PROVINCE OF QUEBEC). Copies of documents incorporated by reference herein and not delivered with this prospectus may be obtained upon request without charge from our Secretary at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, telephone (450) 680-4500 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Secretary at the above-mentioned address and telephone number.

The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

- the audited consolidated balance sheets of Neurochem as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004, together with the auditors' report thereon, the notes thereto and Management's discussion and analysis of financial condition and results of operations in respect of the year ended December 31, 2004, December 31, 2003 and June 30, 2003;

- the annual information form of Neurochem dated May 12, 2004 for the six-month period ended December 31, 2003;

-     the management proxy circular of Neurochem dated April 6, 2004;

-     the material change report dated January 27, 2005; and

-     the material change report dated February 28, 2005.

Any document of the type referred to in the preceding paragraph along with any management proxy circulars and material change reports (other than any confidential material change reports) filed by Neurochem with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus and before the termination of this Offering, will be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission of a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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

Documents filed as part of the registration statement

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under "Documents Incorporated by Reference"; and (ii) powers of attorney from our directors and officers and from our authorized representative in the United States.

Where you can find more information

Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from the Secretary of Neurochem, at our registered office; 275 Armand-Frappier Boulevard, Laval, Quebec, H7V 4A7, telephone (450) 680-4500. Copies of these documents are available on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (SEDAR), at www.sedar.com.

We have filed with the SEC under the United States Securities Act of 1933, as amended, a registration statement on Form F-10 relating to the Common Shares and of which this prospectus is a part. This prospectus does not contain all of the information set forth in such registration statement, as to which reference is made for further information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and in accordance therewith are required to file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such registration statement, reports and other information may be inspected without charge at the Public Reference Section of the SEC at Room 1024, Judicial Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at regional offices of the SEC located at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of all or any portion of the registration statement and such reports and other information may be obtained from the Public Reference Section of the SEC, upon payment of the prescribed fees.

As a "foreign private issuer" under the Exchange Act, we provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports are available within 90 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements, in accordance with Canadian GAAP and to include a reconciliation to US GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and which relate to short swing profit reporting and liability.

Enforcement of civil liabilities

We are incorporated under the laws of Canada. Most of our directors and officers are residents of Canada. Most of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based shareholders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States securities laws.

Transfer agent and registrar

Computershare Trust Company of Canada is the Canadian transfer agent and registrar for our Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for our Common Shares.

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

Legal matters

Certain legal matters in connection with the Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP (Montreal) and Davies Ward Phillips & Vineberg LLP (New York). Ogilvy Renault LLP is Canadian counsel and Dewey Ballantine LLP is US counsel to the Underwriters in connection with the Offering. As of the date of this prospectus, the partners and associates of each of Davies Ward Phillips & Vineberg LLP, Davies Ward Phillips & Vineberg LLP (New
York), Ogilvy Renault LLP and Dewey Ballantine LLP, respectively, beneficially owned, directly or indirectly, less than 1% of any class of securities of Neurochem or any associated party or affiliate of Neurochem.

Legal proceedings

Neurochem executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided Neurochem with certain compounds for testing and granted to Neurochem an option to license such compounds (the "Agreement"). On August 12, 2003, Immtech filed certain legal proceedings with the federal district court for the Southern District of New York, United States, with respect to the Agreement. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, Neurochem brought a motion to compel arbitration under the terms of the Agreement. The dispute has now been submitted to an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration.

Neurochem continues to vigorously defend against the claims brought by Immtech. Immtech has claimed monetary damages which, to date, it has estimated at a total of between US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The arbitral proceedings are at the early stages and the outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been made or recorded by Neurochem in connection with this matter.

Eligibility for investment

In the opinion of Davies Ward Phillips & Vineberg LLP (counsel to the Company) and Ogilvy Renault LLP (Canadian counsel to the Underwriters), the Common Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan and would not be "foreign property" for the purposes of Part XI of the Tax Act.

Independent chartered accountants

Our auditors are KPMG LLP, located at 2000 McGill College Avenue, Suite 1900, Montreal, Quebec, Canada H3A 3H8.

Our consolidated balance sheets as at December 31, 2004 and 2003 and our consolidated statements of operations, deficit and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, the year ended June 30, 2003 and for the period from inception (June 17, 1993) to December 31, 2004 incorporated by reference herein have been audited by independent chartered accountants.

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

Purchasers' statutory rights

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto, contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

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